UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarksons Platou Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 21st Fl E
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen O'Brien, Chief Financial Officer/Chief Compliance Officer 212.317.8161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	New York	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Maureen O'Brien</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Clarksons Platou Securities Inc.</u>, as of <u>December 31</u>, 20<u>19</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

State of New York;
County of New York
Sworn & Subscribed before me on
21st of February, 2020.

_____
Notary Public

_____
Signature

Chief Financial Officer/Chief Compliance Officer
Title

SUZETTE M WINT
Notary Public - State of New York
NO. 01WI6376290
Qualified in Kings County
My Commission Expires Jun 11, 2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Clarksons Platou Securities, Inc.
December 31, 2019
With Report of Independent Registered Public
Accounting Firm

(SEC I.D. No. 8-45221)

Clarksons Platou Securities, Inc.

Statement of Financial Condition

December 31, 2019

Contents

Facing Page and Oath or Affirmation



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Clarksons Platou Securities Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Clarksons Platou Securities Inc., (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2019.

New York, NY
February 27, 2020

Mazars USA LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.



Clarksons Platou Securities, Inc.

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	4,882,407
Deposit with clearing broker		100,000
Receivables from clearing broker		5,441,161
Receivables from clients		12,253
Fixed assets, net of accumulated depreciation and amortization of $576,407		474,789
Right of use asset for operating lease		3,945,883
Due from related parties		820,577
Deferred tax assets, net of valuation allowance of $4,015,586		–
Prepaids and other assets		354,008
Total assets	$	16,031,078

Liabilities and stockholder's equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	1,524,345
Due to related parties		361,328
Lease liability for operating lease		4,207,470
Total liabilities		6,093,143
Subordinated debt		5,000,000
Stockholder's equity:		
Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding		4
Preferred stock; $0.001 par value, 1,000 shares authorized none issued and outstanding		–
Additional paid-in capital		15,766,857
Retained earnings (deficit)		(10,828,926)
Total stockholder's equity		4,937,935
Total liabilities and stockholder's equity	$	16,031,078

The accompanying notes are an integral part of these financial statements.

Clarksons Platou Securities, Inc.

Notes to Statement of Financial Condition

1. Organization and Nature of Business

Clarksons Platou Securities, Inc. (the "Company") engages primarily in providing corporate finance advisory services and the underwriting, distribution, and trading of equity and debt securities. The Company also participates in underwriting corporate debt securities in the United States as a selling group or syndicate member, the arrangement and syndication of bank loans, including advisory services related thereto, and managing the private placement of exempt corporate and debt securities of United States issuers. The Company additionally produces and publishes research reports on its sector companies and chaperones the research and trading activities of Clarksons Platou Securities AS (the "Parent") into the United States.

The Company is a wholly owned subsidiary of the Parent, which is based in Norway. The Company itself is based in the United States and conducts business from its main office in New York City. The Company is licensed and regulated by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in the United States. The Parent is licensed and regulated by the Financial Services Authority of Norway. The Parent is wholly owned by Clarkson PLC (the "ultimate Parent"), which is listed on the London Stock Exchange.

The Company clears all U.S. customer transactions on a fully disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) and (ii) of Rule 15c3-3.

The Company is also a party to a chaperoning arrangement with its Parent, pursuant to which the Company chaperones certain activities of the Parent in the U.S.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

As further described in the related party transactions footnote (note 7) the Company is a member of a group of companies with relationships with members of the group. As such, it is possible that the terms of these transactions are not the same as those which result from transactions among unrelated parties.

Concentrations of Credit Risk

The Company's cash is held by major financial institutions. At times, such amounts may exceed the Federal Deposit Insurance Corporation ("FDIC") limit.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, using estimated useful lives of seven years.

Receivables from Clearing Broker and from Clients

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker. Receivables from clients consist of amounts due for research services and reimbursement of legal expenses. Receivables are periodically assessed for impairment and, as of December 31, 2019, an allowance for doubtful accounts of $59,413 was recorded based on that assessment.

Prepaids and Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

Prepaids and other assets consist primarily of prepaid expenses and other receivables. Accounts payable, accrued expenses, and other liabilities consist of annual bonuses, 401(k) benefit plan match liability, tax withholdings, amounts due to trade creditors and other accrued expenses.

Revenues and Receivables

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") in 2018. The new revenue recognition guidance requires that the Company recognize revenue and related receivables, if any, to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers and related receivables, if any, includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue and related receivables, if any, based on the consumption of the performance obligations of the customer; and whether constraints on variable consideration should be applied to certain future events.

2. Significant Accounting Policies (Continued)

Revenues and Receivables (Continued)

The guidance requires the Company to follow a five step model to (1) identify the contract or contracts with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue and related receivables, if any, when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration to the extent that it is probable a significant reversal in amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. When a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer. Payment for the performance obligation occurs on the settlement date (date the trades are settled with the customer).

Underwriting Fees and Costs. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from the fees arising from securities offerings in which the Company acts as an underwriter, which is the performance obligation. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy in a firm commitment offering or has sold in a best efforts offering. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities transactions, as there are no significant actions the Company needs to take, and the issuer obtains control of the benefit of proceeds from the securities offering. Payment for the performance obligation generally occurs at the closing date of the transaction. Underwriting costs that are deferred under the guidance in FASB ASC Topic 340-40-25-3 are recognized in expense at the time the related revenues are recorded. In the event the securities offering is aborted, the Company immediately expenses those costs.

Merger and Acquisition (M&A) Advisory Fees. The Company provides advisory fees on M&A transactions. Revenue for these arrangements is generally recognized at the point in time that performance obligations under the arrangement are completed (usually the closing date of the transaction) or when the contract is cancelled. Payment for the performance obligation generally occurs on the closing date. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Payments are made when bills are rendered for such services. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no retainers or other fees received from customers prior to recognizing revenue as of December 31, 2019.

2. Significant Accounting Policies (Continued)

Revenues and Underwriting Costs (Continued)

Research Income. The Company engages in the distribution of its own and third-party research to institutional clients. Under the terms of the customer agreements, the performance obligation is met once the research is provided, however, the amounts realizable are variable. There is uncertainty related to the amount a customer will pay that are outside of the Company's control and are based on customary business practices. The Company does not believe it can overcome this constraint until the customer has notified the Company what it will pay for the research. Typically, revenue is recognized when the client has notified the Company of payment for research provided.

Execution and Clearing Fees. The Company provides clearing and execution services to its Parent that are recognized on the trade date, consistent with the accounting policy described above for brokerage commissions.

Service Fee Income. The Company has a chaperoning agreement with its Parent pursuant to Securities and Exchange Commission Rule 15a-6 (the "15a-6 Services Agreement" or "Chaperoning Agreement"), in which a portion of the Company's normal operating costs plus an agreed upon markup are reimbursed by the Parent to the Company with a cap of $2 million per year. Service fee income is recognized when the performance obligations are recognized over time as services are provided by the Company in accordance with the Chaperoning Agreement.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority, and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

2. Significant Accounting Policies (Continued)

Leases

The FASB issued ASU No. 2016-02, Leases ("Topic 842") which, among other things, requires the recognition of lease assets and lease liabilities on the balance sheet of leasees, along with the disclosure of key information about leasing arrangements. The ASU is effective for annual periods beginning after December 15, 2018. The Company adopted Topic 842 effective January 1, 2019. Previously, the Company's obligations with respect to its operating lease was disclosed in a footnote to the financial statements and not included on the balance sheet.

Topic 842 provides practical expedients regarding the use of hindsight in determining certain material lease components (e.g. reassessment of lease term) that could significantly change the eventual impact on the Company's financial statements. As such, the Company has exercised its options to use the practical expedients provided by Topic 842, and reevaluated the term of its lease. The lease term now includes only the term from the balance sheet date through its expected termination option date (November 19, 2023). Also, the discount rate used to measure the present value of the lease liability is the implicit rate in the lease if it is readily determinable. As the implicit rate in this lease is not readily determinable, the Company used an incremental borrowing rate of 6% in recognizing its lease liability. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. Consequently, as of January 1, 2019, the Company capitalized a right of use asset of $4,872,202, net of deferred rent previously recognized of $154,695, and recognized a lease liability of $5,026,897 for the operating lease described in more detail below.

New Accounting Pronouncement

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses ("Topic 326") that requires the Company with a financial asset (or group of financial assets) measured at amortized cost to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from amortized cost of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Previously, when credit losses were measured, an entity generally only considered past events and current conditions in measuring the incurred loss. Topic 326 is effective for annual periods ending after December 15, 2019. The Company has not experienced significant credit losses and, as such, does not expect the new requirements to materially impact its financial statements.

Clarksons Platou Securities, Inc.

Notes to Statement of Financial Condition (Continued)

2. **Significant Accounting Policies (Continued)**

Financial Instruments

At December 31, 2019, the Company did not own any financial assets or liabilities other than cash, receivables and other assets and liabilities with short and intermediate term maturities and defined settlement amounts.

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

3. **Deposit with Clearing Broker**

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2019, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

4. **Fixed Assets**

At December 31, 2019, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 185,018	7
Equipment	439,880	3 - 10
Leasehold improvements	346,298	7
Software	80,000	5
Total cost	1,051,196	
Less accumulated depreciation and amortization	(576,407)	
Total cost, net of accumulated depreciation and amortization	$ 474,789	

5. Commitments and Contingencies

Leases

The Company entered into an operating lease agreement with an unrelated third party in December 2015. The lease agreement requires fixed monthly payments of approximately $89,409 ($1,072,910 per year) for the first five years and, subject to a termination option, approximately $96,861 ($1,162,330 per year) for the next five years. The Company took possession of the leased premises effective September 12, 2016; however, due to the lease's deferred rent commencement provisions, future minimum lease payments for this lease are disclosed below with a rent commencement date of November 19, 2016. The lease is secured by a $1,072,920 guarantee provided by the Parent consistent with the term of the lease. The Company subleases the premises to an affiliate of Clarksons, PLC consistent with the term of the lease, based on an allocation of leased space and certain operating costs.

Pursuant to the practical expedient provisions of Topic 842, the Company reevaluated the term of the lease, and concluded the lease term should include only the term from the balance sheet date through its expected termination option date (November 19, 2023). Consequently, the liability from the operating lease is determined, as follows for the future minimum lease payments:

2020	$ 1,072,910
2021	1,080,362
2022	1,162,330
2023, including $500,000 termination option	1,468,608
Subtotal	4,784,210
Less imputed interest at 6% per annum	(576,740)
Lease liability on operating lease	$ 4,207,470

Sublease payments from the affiliate of Clarksons are expected, as follows: 2020 - $171,667; 2021 - $185,973; 2022 - $185,973; 2023 - $170,475.

5. Commitments and Contingencies (Continued)

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2019, no amounts were recorded under such agreement as no loss exists.

6. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2019, the Company had net capital of $8,275,189 which exceeded the regulatory requirement by $8,025,189, and includes $5,000,000 of liabilities subordinated to claims of general creditors.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) and (ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing.

7. Subordinated Debt and Other Related Party Transactions

The Company renewed its $5,000,000 borrowing from Clarksons PLC ("ultimate Parent") on June 15, 2017, subject to a subordinated loan agreement with its ultimate Parent. Pursuant to the terms of the agreement, the loan is extended an additional year unless the Company is given seven months notice prior to the extended due date of June 15, 2020. On March 31, 2019, the loan was assigned from the ultimate Parent to Clarksons Platou AS and then from Clarksons Platou AS to Clarksons Platou Securities AS, the direct owner and Parent of the Company. The loan bears interest at an annual rate of 12-Month Libor plus 3.0%, and is subordinated to the claims of general creditors. The Company has a payable of $69,441 related to the unpaid portion of this interest expense as of December 31, 2019, which is included in Due to related parties in the Statement of Financial Condition.

Pursuant to expense sharing arrangements, the Company's Parent and affiliates of the ultimate Parent provide certain services related to accounting and administrative functions, IT expenses, and errors & omissions and directors & officers insurance, and any other reasonable services requested by the Company. A payable of $228,619 is accrued for these services as of December 31, 2019, which is included in Due to related parties in the Statement of Financial Condition. In addition, $20,953 is due to the Company's Parent for reimbursement of expenses paid on behalf of the Company and are included in Due to related parties in the Statement of Financial Condition as of December 31, 2019. Other amounts paid by affiliates on behalf of the Company amounted to $42,315 as of December 31, 2019, and are also included in Due to related parties in the Statement of Financial Condition.

Pursuant to a Transfer Pricing Agreement and the Chaperoning Agreement between the Company and its Parent, the Company pays a certain percentage of its investment banking and corporate finance underwriting revenue to its Parent for services provided.   Pursuant to the Transfer Pricing Agreement, the Company also earns underwriting fees of which $502,413 remained due from the Parent as of December 31, 2019. In addition, the Company earned $75,600 in M&A Fees from an affiliate which remains due from affiliate at year end.   These amounts are included in Due from related parties in the Statement of Financial Condition as of December 31, 2019.

The Company is also reimbursed for costs and earns fees for expenses and fees related to these activities and recorded $76,918 as due from Parent as of December 31, 2019, as well as other miscellaneous expenses totaling $4,868 which remained due from Parent as of December 31. In addition, the Company has $9,417 due from affiliates for miscellaneous expenses paid on their behalf and for the ShareSave Program. These amounts are also included as Due from related parties in the Statement of Financial Condition as of December 31, 2019.

7. Subordinated Debt and Other Related Party Transactions (Continued)

In 2019, the Company amended its Chaperoning Agreement in which a portion of the costs associated with the operation of the Company plus an agreed upon markup are reimbursed by the Parent to the Company with a cap of $2 million per year. The Company has a receivable of $151,361 related to this amendment that is included in Due from related parties in the Statement of Financial Condition as of December 31, 2019.

8. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

9. Income Taxes

The Company operates as a "C" Corporation and is therefore subject to federal, state and local income taxes within its operating jurisdictions. Prepaid taxes of $6,733 represent amounts paid in excess of estimated tax liabilities, and are included as part of Prepaids and other assets in the Statement of Financial Condition as of December 31, 2019.

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on this evaluation, as of December 31, 2019, a valuation allowance of $4,015,586 has been recorded in order to measure the entire deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given subjective evidence such as the Company's projections for growth.

Notes to Statement of Financial Condition (Continued)

9. Income Taxes (Continued)

The Company's deferred taxes at December 31, 2019 were as follows:

Deferred tax assets, net of deferred tax liabilities of $59,900	$ 4,015,586
Valuation allowance	(4,015,586)
Deferred tax assets, net	$ -

The Company's deferred tax assets and liabilities are comprised of the following temporary differences as of December 31, 2019:

Net operating loss carryforwards	$ 3,642,860
Accrued expenses	399,881
Other	32,745
Total deferred tax assets	4,075,486
Fixed assets	(59,900)
Valuation allowance	(4,015,586)
Deferred tax assets, net	$ -

As of December 31, 2019, the Company has federal, state and local net operating loss carry forwards of approximately $10,742,289, $10,745,687 and $10,745,687, respectively. A portion of the federal net operating loss carry forwards, amounting to $4,232,150 will begin to expire in 2035. The federal net operating loss carryforwards generated for the years ended December 31, 2019 and 2018, amounting to approximately $3,647,037 and $2,863,102, respectively, can be carried forward indefinitely, but are limited to 80% of taxable income before the carryforward. This change in treatment is due to the Tax Cuts and Jobs Act signed into law in 2017.

At December 31, 2019, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months.

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.

10. Subsequent Events

No other events or transactions occurred subsequent to December 31, 2019 through the date of these financial statements were issued that would require recognition or disclosure in the statement of financial condition and related notes.